17005321

PMS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC

SEC Mail Processing Section FEB 22 2017 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SDR Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5613 DTC Parkway, Suite 830
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Limes — 720-221-9220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B.S.

OATH OR AFFIRMATION

I, Andrew Limes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SDR Capital Markets, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

CEO

Title

MINDY D HEADRICK
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20134003648
MY COMMISSION EXPIRES APRIL 25, 2017

Mindy D. Headrick

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SDR CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

December 31, 2016

Report pursuant to Rule 17a-5(d)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

SDR CAPITAL MARKETS, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
SDR Capital Markets, Inc.

We have audited the accompanying statement of financial condition of SDR Capital Markets, Inc. (the "Company") as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of assets, liabilities and equity. The Company's management is responsible for the financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2017

SDR CAPITAL MARKETS, INC.

STATEMENT OF ASSETS, LIABILITIES AND EQUITY

December 31, 2016

Assets

Cash and Cash Equivalents	$	62,630
Other Assets		1,200
TOTAL ASSETS	$	63,830

Liabilities and Equity

Accounts Payable	$	8,293
Due to Parent (Note 5)		2,905
Total Liabilities	$	11,198
Commitments and Contingencies (Note 4)		
Stockholder's Equity:		
Common Stock, 1,000 shares issued and outstanding		132,500
Accumulated Deficit		(79,868)
Total Stockholder's Equity		52,632
TOTAL LIABILITIES AND EQUITY	$	63,830

The Accompanying Notes are an integral part of this statement.

SDR CAPITAL MARKETS, INC.
December 31, 2016
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:

SDR Capital Markets, Inc. (the "**Company**") is a Colorado corporation that was incorporated on January 13, 2014.

The Company is a wholly owned subsidiary of SDR Ventures, Inc., a Colorado corporation that was incorporated on January 2, 2002 (the "**Parent**"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements.

The Company is a securities broker dealer registered as such with the United States Securities and Exchange Commission ("**SEC**"), and is a member of the Financial Industry Regulatory Authority ("**FINRA**").

The Company was authorized to commence business as a securities broker dealer effective on January 15, 2015.

The Company is a niche investment banking firm that, in accordance with its FINRA Membership Agreement, provides to and for its entity clients: mergers and acquisitions advisory services (sell side and buy side); private capital raising services; and various investment banking professional advisory services related thereto.

The Company does not, for example and in relevant part: hold or maintain custody of any securities and/or any funds of and/or for any customers or clients; open, hold, maintain and/or provide any advice regarding any customer securities accounts; engage in any "retail" securities business with and/or for any "retail" securities customers; engage in any proprietary securities trading; engage in any securities market making; engage in any securities brokerage activities; engage in any securities trading activities; and/or engage in, and/or provide any advice regarding, the underwriting and/or sale of any publicly traded securities.

In accordance with its FINRA Membership Agreement, the Company conducts securities and/or securities-related business for which the involvement of a duly registered securities broker dealer is required by applicable laws, rules and regulations. In contrast, the Company's Parent conducts business for which the involvement of a duly registered securities broker dealer is not required by applicable laws, rules and regulations, for example providing business consulting services.

Summary of Significant Accounting Principles:

- Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States ("**US GAAP**"), as established by the Financial Accounting Standards Board.

- Revenue Recognition

Investment banking fees are recognized when earned in accordance with the applicable written engagement or other agreement(s) between the Company and each of its investment banking clients.

- Cash and Cash Equivalents

The Company maintains only cash on its statement of Assets, Liabilities and Equity. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that could potentially, at times, be in excess of federally insured limits. However, the Company does not believe that it is exposed to any material credit risk.

- Accounts Receivable

Accounts receivable are stated at the amount billed to the Company's investment banking clients pursuant to the applicable written engagement or other agreement(s) between the Company and each such client.

The Company provides an allowance for doubtful accounts, which is based on a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2016, no accounts were deemed doubtful and thus no allowance is provided.

Accounts receivable normally are due upon receipt of the Company's issuance of an invoice to the Company's client. Delinquent receivables may be written off based on specific circumstances of the individual client.

Recoveries of previously charged off accounts receivable are recorded when received.

- Concentration of Credit Risk

The Company does not extend credit in the normal course of its business.

- Fair Value of Securities

The Company does not hold or maintain on its balance sheet any securities.

- Income Taxes

The Company's results are consolidated with its Parent. The Company's Parent has elected to be taxed as an S corporation for income tax purposes.

- Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company's management to make certain estimates and assumptions that may affect, as of the date of the financial statements: reported amounts of assets and liabilities; disclosure of contingent assets and liabilities, if any; and reported amounts of revenue and expenses. Actual results could differ from any such estimates and assumptions.

- Regulation, Litigation and Regulatory or Self-Regulatory Enforcement Action(s)

As a securities broker dealer registered with the SEC, Colorado and certain other states, and as member of FINRA, the Company is subject to a wide variety of: federal and state securities and other laws; securities-related rules and regulations issued by various legal authorities; SEC regulation; FINRA self-regulation; and certain State Securities Commissioner or other state securities authorities' regulation. The Company is subject to comprehensive review and examinations by various governmental and self-regulatory authorities, most notably: the SEC; FINRA; and the Colorado Division of Securities.

The Company is not at present a party to any: litigation; regulatory (e.g., SEC and/or any State securities authorities) enforcement action(s); and/or self-regulatory (e.g., FINRA) enforcement action(s). Moreover, the Company is not currently aware of any reasonable likelihood of being named in any such litigation and/or enforcement action(s).

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1, which requires the Company to maintain minimum net capital as required by that Rule. Currently the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. Further, the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1.

The Company's net capital at December 31, 2016, was $51,432, which exceeded the Company's minimum net capital requirement. The Company's net capital may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to Net Capital at December 31, 2016, was .22 to 1.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1.

The Company claims the SEC Rule 15c3-3(k)(2)(i) exemption and, therefore, is exempt from the remaining provisions of Rule 15c3-3. The Company does not have any customers as defined by Rule 15c3-3(a)(1). As such, the Company is exempt from the requirements of Rule 15c3-3(e) (the "**Customer Protection Rule**") and is not required to maintain any "**Special Account for Exclusive Benefit of Customers.**" The Company's senior management has instituted a policy prohibiting the Company and its associated persons from receiving and/or holding any customer or client funds and/or securities.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company's Parent owns all of the property and equipment used by the Company in its business operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company operates and conducts business from one commercial office location in Greenwood Village, CO that is leased by the Company's Parent.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company and its Parent are parties to a written Expense Sharing Agreement ("**Agreement**"). In accordance with the terms of the Agreement, certain expenses of the Company are paid for by the Parent. These expenses are reimbursed to the Parent by the Company and are reflected on the books and records of the Company pursuant to a reasonable allocation that is reviewed on a periodic basis.

NOTE 6 – SUBORDINATED LIABILITIES

In 2016, the Company had no subordinated liabilities as described in Appendix D to the SEC's Uniform Net Capital Rule (Rule 15c3-1).

NOTE 7-SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through the auditors' report date, which is the date that the financial statements were available for issuance. Based upon such evaluation, there were no material subsequent events requiring recognition or disclosure in the financial statements.